UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

01 September 2025

NatWest Group plc

Execution of Trading Plans

This is an initial notification of transactions of persons discharging managerial responsibility (PDMRs) in accordance with Article 19 of the Market Abuse Regulation.

NatWest Group plc (the Company) announces that in accordance with the Company Directors' Remuneration Policy or Executive Shareholding Policy, as applicable, the PDMRs set out below each entered into a trading plan on 29 August 2025 in respect of ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) they beneficially own (the Trading Plans).

It was announced in the shareholding requirements section of the Company Directors' Remuneration Policy, on page 137 of the Company 2024 Annual Report and Accounts here, that the Company may offer the opportunity to enter into a trading plan and the Company has now implemented this.

The Trading Plans will facilitate regular and structured Share dealing to aid normal portfolio management. Under the terms of the Trading Plans, up to 25% of the PDMRs vested Shares (free of regulatory retention requirements) may be sold in accordance with the terms specified in the Trading Plans. The first trading date will be no earlier than 30-days after the publication of this announcement.

The Trading Plans are irrevocable, cannot be amended and will expire on the earliest to occur of (a) 21 July 2026; (b) the date the PDMR ceases to be employed by the Company or a member of the Company's group; and (c) the sale of maximum number of Shares specified in the Trading Plan agreement.

Name of PDMR	Position of PDMR
Paul Thwaite	Group Chief Executive Officer
Katie Murray	Group Chief Financial Officer
Solange Chamberlain	CEO, Retail Banking
Keiran Foad	Group Chief Risk Officer

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place outside a trading venue.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	01 September 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary